Management's Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2023

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of Mineral Resource and Mineral Reserve Estimates; the realization of Mineral Resource and Mineral Reserve Estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; future financings, the Company’s share price and on the timing and completion of exploration programs, the productivity and timing of mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company’s environmental, social, and corporate governance strategy.
Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: the Company’s expectations of future performance, including gold and silver production and planned work programs; present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; Mineral Resource and Mineral Reserve Estimates, and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuating prices and availability of commodities; price inflation of goods and services; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company’s share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of Mineral Resource and Reserve estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly Mexican peso ("MXN"), Canadian dollar ("CAD"), and United States dollar("USD")); risks associated with taxation in multiple jurisdictions; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company’s expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
The Company’s forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to update or

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.
Qualified Person
Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a Qualified Person for the purpose of NI 43-101.

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand SilverCrest Metals Inc. (“SilverCrest”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023 (the “2023 Annual Financial Statements”), and the related notes contained therein. The Company's 2023 Annual Financial Statements were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). SilverCrest’s material accounting policies are set out in Note 3 of the 2023 Annual Financial Statements.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form ("AIF"), this MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.silvercrestmetals.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, as applicable (For avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the 2023 Annual Financial Statements are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), oz (ounces), koz (kilo-ounces), gpt (grams per tonne), kt (kilotonne), km (kilometres) and tpd (tonnes per day).
The silver equivalent (“AgEq”) ratio used in this MD&A is based on the gold to silver ratio of 79.51:1 from the technical report titled “Las Chispas Operation Technical Report” dated September 5, 2023 with an effective date of July 19, 2023 (the “2023 Technical Report”).
The effective date of this MD&A is March 11, 2024.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Las Chispas mine and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Non-GAAP Financial Measures” for a detailed description, and a reconciliation to the most comparable GAAP measure, of the following measures used in this MD&A:
•Average realized gold and silver price
•Free cash flow
•Treasury assets
•Cash costs
•All-in sustaining costs ("AISC")
•Net cash

2. Description of Business
SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC. The Company's principal focus is operating its Las Chispas silver and gold operation ("Las Chispas" or the "Las Chispas Operation" or the "Las Chispas Mine"). SilverCrest has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: SIL) and on the NYSE-American (Symbol: SILV).

SILVERCREST METALS INC.	5

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

3. Highlights
The following highlights refer to free cash flow, cash costs, AISC, and treasury assets which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.
Q4, 2023
•Recovered 14,100 oz of Au and 1.34 million oz of Ag, or 2.47 million oz of AgEq.
•Sold 16,100 oz of Au and 1.28 million oz of Ag, or 2.56 million oz of AgEq.
•Cash costs of $7.45 per oz AgEq sold, and Corporate AISC of $14.36 per oz AgEq sold, which was within the H2, 2023 guidance range of $13.75 to $15.50 per oz AgEq sold, but higher than Q3, 2023 primarily due to an increase in capital spend and payments to our outgoing mining contractor.
•Average realized price of $1,979/oz Au and $23.09/oz Ag.
•Revenue of $61.3 million and cost of sales of $24.4 million, resulting in mine operating earnings of $36.9 million, which represents a 60% operating margin.
•Net earnings of $35.9 million or basic earnings of $0.25 per share.
•Free cash flow of $24.1 million or $0.16 per share.
•Ended the quarter with treasury assets totaling $105.2 million ($86.0 million cash and $19.2 million in bullion), a $23.4 million or 29% increase from the prior quarter.
Year ended December 31, 2023
•Recovered 59,700 oz of Au and 5.65 million oz of Ag, or 10.40 million oz of AgEq.
•Sold 58,200 oz of Au and 5.62 million oz of Ag, or 10.25 million oz of AgEq, exceeding 2023 sales guidance of 9.8 to 10.2 million oz of AgEq.
•Cash costs of $7.73 per oz AgEq sold was within the guidance range of $7.50 to $8.50 per oz AgEq sold.
•AISC of $12.58 per oz AgEq sold beat the low end of the 2023 guidance range of $12.75 to $13.75 per oz AgEq sold.
•Average realized price of $1,946/oz Au and $23.48/oz Ag.
•Revenue of $245.1 million and cost of sales of $96.8 million, resulting in mine operating income of $148.3 million, which represents a 61% operating margin.
•Net earnings of $116.7 million or basic earnings of $0.79 per share.
•Free cash flow of $121.1 million or $0.82 per share.
•Financial position remained strong with no debt and treasury assets totaling $105.2 million ($86.0 million cash and $19.2 million in bullion), a $54.4 million or 107% increase from the prior year.
•Fully repaid the $50.0 million Term Facility.
•Repurchased $7.1 million of the Company's shares under SilverCrest's Normal Course Issuer Bid ("NCIB"), representing 20% of the allowable 7.4 million common share purchase limit.

4. Outlook for 2024
Las Chispas Operation Outlook for 2024
The Las Chispas underground operation will continue its ramp-up through 2024 with mining rates expected to remain at or around Q4, 2023 levels in H1, 2024, as the new mining contractor mobilizes. Mining rates will increase in H2, 2024 with a targeted exit rate of 1,050 tonnes per day (‘tpd”). The mine plan was created with a measured ramp-up, which when combined with balanced usage of surface stockpiles, reduces execution risk. The new mining contractor, a subsidiary of Dumas Contracting Ltd. (“Dumas”), arrived at site in early February 2024 to begin mobilization, which is expected to continue

SILVERCREST METALS INC.	6

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
through Q3, 2024. Guidance for 2024 incorporates assumptions related to the transition of contractors and ramp-up of Dumas, including some one time costs.
In 2024, the processing plant will operate at an average of 1,200 tpd, except in Q1, 2024, due to planned maintenance downtime in February 2024. This work is now complete and is not expected to impact production in the quarter due to the flexibility afforded by the stockpile for ore blending. Silver equivalent sales are expected to be relatively consistent quarterly throughout 2024.
2024 Sales and Cost Guidance Highlights
SilverCrest has set its full year 2024 guidance as follows:

Guidance Metric	Unit	2024
AgEq Ounces Sold	millions	9.8 to 10.2
Cash Costs(1)	$/oz AgEq sold	9.50 to 10.00
AISC(1)	$/oz AgEq sold	15.00 to 15.90
Sustaining Capital(1)	$ millions	40.0 to 44.0
Exploration	$ millions	12.0 to 14.0
Notes:
1)Cash Costs, AISC, and sustaining capital are non-GAAP measures. Please refer to section "9. Non-GAAP Financial Measures" of this MD&A for further information on this measure.
2)General assumptions:
a)Metal prices estimated at $1,850/oz Au and $22.80/oz Ag.
b)Annual average exchange rate from all costs based on Mexican peso to US dollar of 17:1.
•Silver equivalent ounces sold of 9.8 to 10.2 million anticipated for 2024 compares to annual average of 10.0 million AgEq ounces produced in the 2023 Technical Report.
•Cash Costs of $9.50 to $10.00/oz AgEq sold compares to 2024 cash costs forecast in the 2023 Technical Report of $9.80/oz AgEq sold.
•Sustaining Capital of $40.0 to $44.0 million will be largely related to underground development and underground infrastructure.
•Estimated 2024 Corporate AISC of $15.00 to $15.90/oz AgEq sold is inline with the 2024 AISC estimate based on the 2023 Technical Report of $15.08/oz AgEq (inclusive of 2024 mine level AISC of $13.48/oz AgEq sold and an estimate of $1.60/oz AgEq sold of corporate level costs). AISC in H1, 2024 is expected to be higher than Q4, 2023 as a result of Dumas mobilization and demobilization of the outgoing contractor, and is expected to reduce in H2, 2024.
Cash Flow Items
•In Q1, 2024 SilverCrest expects to make payments totalling approximately $30.0 million for 2023 taxes and duties.
•2024 taxes are estimated to total $28.0 to $33.0 million and will be paid in quarterly installments. Special mining duties are paid in the first quarter following the end of each fiscal year in accordance with the mandated annual schedule.
•In 2024, cash flows are also expected to be impacted by mobilization and demobilization costs, including a $7.5 million advance that was made in Q1, 2024 to support equipment purchases as part of the mobilization of Dumas. The equipment advance will result in estimated savings of $1.5 million over the life of the five year contract. This advance to Dumas will be credited towards mining services for SilverCrest over 24 months starting in Q3, 2024. A total of $4.5 million in mobilization charges will be paid over the mobilization period with the expense recognized over the life of the five year contract and reflected in AISC during this time.
Exploration
An exploration budget within a range of $12.0 to $14.0 million, the majority of which will be capitalized as growth capital, has been approved for 2024 with a focus on converting inferred resources to indicated for reserve consideration in proximity to existing or planned infrastructure, returning to early stage exploration at Las Chispas, and defining new regional targets that could benefit mine life extensions.

5. Environmental, Social, and Governance ("ESG")
SilverCrest remains committed to responsible and sustainable business practices, aiming to exceed statutory benchmarks throughout its exploration, development, operational, and decommissioning phases. This commitment is rooted in a deep understanding of the extensive effects mining operations can exert on local communities and ecosystems, coupled with an

SILVERCREST METALS INC.	7

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
awareness of the evolving risk environment. Such awareness guides the Company to continually adjust its strategies to safeguard not only its workforce, contractors, and suppliers but also the broader community, environmental integrity, and its physical and financial assets.
In 2023, SilverCrest published its inaugural full ESG report following the success of the Task Force for Climate-Related Disclosures ("TCFD") and Water Stewardship Report disclosures in 2022, collectively available on our website at www.silvercrestmetals.com. This further formalizes the Company’s commitment to diligent management of ESG issues within its own operations and the local community. The Company’s ESG practices and community engagement earned recognition in Mexico with the 2023 Empresas Socialmente Responsables (Socially Responsible Companies) distinction from the Mexican Centre for Philanthropy (CEMEFI). In addition, the Company has received recognition from the Confederation of Chambers of Commerce of Mexico (CONCAMIN) in the areas of ESG compliance and Outstanding Social Responsibility and Sustainability Practices.
SilverCrest plans to publish its second ESG report in Q2, 2024.
Environmental
In 2023, the Company had no significant environmental incidents at its property.
SilverCrest invested in its ESG data management systems in late 2022 and early 2023. This initiative has enabled SilverCrest to accumulate two years of greenhouse gas (GHG) emissions data amongst other important ESG data such as water consumption. SilverCrest is committed to efficient and sustainable production practices and will provide additional details regarding its GHG emissions and water consumption in its 2023 ESG Report.
Social
SilverCrest has consistently prioritized the health and safety of its employees and contractors, striving to maintain a safe and inclusive work environment. In 2023, the Company launched a new safety and leadership initiative, "Prometimos Volver" (Promise to Return Home), targeting all personnel at the Las Chispas Mine. Furthermore, SilverCrest distinguished itself as one of Mexico's pioneering mining companies by adopting innovative self-rescue oxygen generator technology at Las Chispas, enhancing the safety of employees underground in emergencies, such as fires. These health and safety measures underscore SilverCrest's dedication to minimizing occupational hazards. Looking ahead, the Company is working towards achieving ISO 45001 certification in 2024 to further enhance its safety and emergency preparedness.
With the knowledge that water scarcity is the greatest physical climate risk facing the region and communities, SilverCrest has continued to invest in water infrastructure projects to improve water resilience for local communities. In 2023, SilverCrest allocated $0.4 million from its committed $1.5 million towards water stewardship initiatives within the community. This investment facilitated approximately 900 metres of sewer system repairs, more than 500 metres of aqueduct enhancements in the Arizpe region of Sonora, and the establishment of electrified pumps for wells. Furthermore, SilverCrest is actively collaborating with Mexican government agencies to acquire a water concession which will enable the town of Arizpe to apply for government water infrastructure funding. The Company is poised to continue its commitment to enhancing water infrastructure in 2024, with plans to allocate around $0.3 million for the repair of agricultural aqueducts and sewage systems.
The benefits of SilverCrest’s water infrastructure projects became apparent in 2023. For instance, the repair of the river water gallery intake in Arizpe in 2022 enabled consistent water access for 231 hectares, benefiting 58 landowners and allowing for two planting seasons. An estimated 14% of farmers utilized this second planting season in the first year. SilverCrest is planning an educational presentation to further encourage local farmers to leverage the opportunity for an additional planting season, aiming to enhance agricultural productivity and economic outcomes in the community.
Governance
As part of the Company's Governance Strategy, the Board delegates the oversight of environmental, social and human capital related issues, to the Safety, Environmental and Social Sustainability ("SESS") Committee, which was formed in May 2019. The SESS Committee is tasked with aiding the Board in overseeing the company's sustainability, social responsibility, environmental, and health & safety efforts through regular monitoring and guidance. It operates based on a formal charter that outlines its responsibilities, available on the Company's website.

SILVERCREST METALS INC.	8

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

6. Operating Performance
The following operating performance refers to free cash flow, cash costs, AISC, treasury assets and net cash which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.

OPERATIONAL	Unit	Q4, 2023	Q4, 2022	2023	2022
Ore mined	tonnes	78,600	64,700	300,900	201,000
Ore milled(1)	tonnes	104,500	104,400	431,400	187,600
Average daily mill throughput	tpd	1,136	1,135	1,182	877
Underground development	km	3.6	2.3	13.2	8.1

Gold
Average grade	gpt	4.28	3.67	4.39	3.05
Recovery	%	98.3%	96.9%	98.1%	96.5%
Recovered	oz	14,100	11,940	59,700	17,770
Sold	oz	16,100	11,400	58,200	11,400

Silver
Average grade	gpt	410	382	423	312
Recovery	%	97.7%	93.3%	96.5%	92.5%
Recovered	million oz	1.34	1.20	5.65	1.74
Sold	million oz	1.28	0.98	5.62	1.12

Silver equivalent(3)
Average grade	gpt	750	674	771	555
Recovery	%	98.0%	94.7%	97.2%	94.2%
Recovered	million oz	2.47	2.15	10.40	3.16
Sold	million oz	2.56	1.89	10.25	2.03

FINANCIAL	Unit	Q4, 2023	Q4, 2022	2023	2022
Revenue	$ millions	$61.3	$40.8	$245.1	$43.5
Cost of sales	$ millions	$(24.4)	$(14.3)	$(96.8)	$(15.1)
Mine operating income	$ millions	$36.9	$26.5	$148.3	$28.4
Earnings for the period	$ millions	$35.9	$5.2	$116.7	$31.3
Earnings per share (basic)	$/share	$0.25	$0.03	$0.79	$0.21
Free cash flow	$ millions	$24.1	N/A(2)	$121.1	N/A(2)
Cash costs	$/oz AgEq	$7.45	N/A(2)	$7.73	N/A(2)
AISC	$/oz AgEq	$14.36	N/A(2)	$12.58	N/A(2)
	Units			As at Dec 31, 2023	As at Dec 31, 2022
Cash and cash equivalents	$ millions			$86.0	$50.8
Bullion	$ millions			$19.2	$—
Treasury assets	$ millions			$105.2	$50.8
Credit Facility Debt	$ millions			$—	$49.6
Net cash	$ millions			$86.0	$1.2
(1)Ore milled includes material from stockpiles and ore mined.
(2)This information was not available for 2022.
(3)Q4, 2022 and 2022 AgEq figures were originally presented using a Ag:Au ratio of 86.9:1 but have been recast for consistency with the ratio of 79.51:1 being applied to current year figures based on the 2023 Technical Report.

SILVERCREST METALS INC.	9

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
Underground
Mining rates in Q4, 2023 averaged 855 tpd, a 6% decrease from Q3, 2023, but in line with the ramp-up estimate of 800 to 900 tpd. Rates decreased over the previous quarter as a result of a focus on dilution management. During 2023, mining rates averaged 824 tpd.
In Q4, 2023, the Company completed 3.6 km of horizontal and vertical underground development. In 2023, the Company completed an additional 13.2 km of horizontal and vertical underground development, compared to 8.0 km in 2022. During 2023, mining rates averaged 824 tpd, in line with the ramp-up estimate of 800 to 900 tpd outlined in the 2023 Technical Report.
Processing Plant
Average daily mill throughput was 1,136 tpd in Q4, 2023 and 1,182 tpd in 2023. Q4, 2023 throughput declined slightly from Q3, 2023 throughput of 1,245 tpd as the processing plant experienced some unplanned downtime.
Average processed gold and silver grades of 4.28 gpt Au and 410 gpt Ag, or 750 gpt AgEq, in Q4, 2023 were inline with Q3, 2023 (2% and 1% declines respectively). In 2023, gold and silver processed grades averaged 4.39 gpt Au and 423 gpt Ag, or 771 gpt AgEq.
Costs
During the quarter, cash costs averaged $7.45 per oz AgEq sold. This is higher than Q3, 2023 cash costs of $6.53 per oz AgEq sold, but within H2, 2023 cash cost guidance range of $7.00 to $8.50 per oz AgEq sold. Cash costs increased due to higher payments to our outgoing mining contractor. In 2023 cash costs averaged $7.73 per oz AgEq sold which was within the 2023 cash cost guidance range of $7.50 to $8.50 per oz AgEq sold.
AISC averaged $14.36 per oz AgEq sold in Q4, 2023, higher than $12.23 per oz AgEq sold in Q3, 2023 as expected, but within the H2, 2023 guidance range of $13.75 to $15.50 per oz AgEq sold. AISC increased due to higher capital spend and payments to our outgoing mining contractor. AISC in 2023 was $12.58 per oz AgEq sold which beat the low end of the 2023 guidance range of $12.75 to $13.75 per oz AgEq sold.
Sustaining Capital Expenditures
Sustaining capital expenditures totaled $12.0 million in Q4, 2023 and $37.1 million for 2023, which is consistent with the $39.1 million estimated in the 2023 Technical Report. Sustaining capital in 2023 was largely related to underground development and underground infrastructure.
Las Chispas Exploration
During 2023, the Company completed exploration work at Las Chispas, which is capitalized as growth capital.
During Q4, 2023, 17,947 metres of drilling was completed at Las Chispas, with 42% of the metres focused on infill drilling of Inferred Resources (see 2023 Technical Report) for conversion to Indicated Resources and possible conversion to Reserves. The balance of the drilling was focused on new vein targets. In Q4, 2023, the Company spent $5.0 million on exploration at Las Chispas. This drilling program will continue in 2024 with a budget of up to $14 million targeting conversion in H1, 2024 and targeting inferred growth in H2, 2024.
During 2023, 50,233 metres of drilling was completed at Las Chispas, and $11.4 million was spent on exploration at Las Chispas.

SILVERCREST METALS INC.	10

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

7. Financial Performance
Net earnings
During the three months and year ended December 31, 2023, net earnings were $35.9 million and $116.7 million, respectively, compared to net earnings of $5.2 million and $31.3 million for the three months and year ended December 31, 2022, respectively.

The following table summarizes the Q4 2023 and annual 2023 differences in net earnings:

	Three months	Year	Note
Net earnings, period ended December 31, 2022	$5,231	$31,301
Increased revenue	20,529	201,620	1
Increased production costs and royalties	(4,823)	(61,502)
Increased depreciation	(5,255)	(20,232)
Increased cost of sales	$(10,078)	$(81,734)	2
Increased mine operating earnings	$10,451	$119,886
Increased general and administrative expenses	(2,169)	(6,010)	4
Decreased exploration and project expenses	676	4,718	6
Decreased foreign exchange losses (decreased gains)	5,123	(35,160)	3
Increased interest income	562	1,224
Decreased interest and finance expense	6,063	3,876	7
(Decreased) increased other expense	507	(2,653)
Decreased (increased) income tax expense	9,473	(462)	5
Net earnings, period ended December 31, 2023	$35,917	$116,720
1)Revenue
The Company started commissioning its Las Chispas plant during Q2, 2022 and had its first metal sale during Q3, 2022. The Company achieved commercial production, when the mine was operating as intended by management, at Las Chispas effective November 1, 2022 and continued ramp-up and sales during Q4, 2022.
Q4 2023 vs Q4 2022
During Q4, 2023, the Company sold a total of 16,100 oz Au and 1.28 million oz Ag at average realized prices of $1,979/oz Au and $23.09/oz Ag, generating revenue of $61.3 million. During Q4 2022, the Company sold a total of 11,400 oz Au and 1.0 million oz Ag at average realized prices of $1,730/oz Au and $21.51/oz Ag, generating revenue of $40.8 million. The increased quantities sold resulted from the Company having three months of commercial production in Q4 2023 compared to two months in Q4 2022.
The following table reflects quarterly realized metal prices and quantities sold:

	Realized Metal Prices ($ per oz)		Quantities of Metal Sold (oz)
	Three months ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
Gold	$1,979	$1,730	16,100	11,400
Silver	$23.09	$21.51	1,275,300	979,400
2023 vs 2022
During 2023, the Company sold a total of 58,200 oz Au and 5.62 million oz Ag at average realized prices of $1,946/oz Au and $23.48/oz Ag, generating revenue of $245.1 million. During 2022, the Company sold a total of 11,400 oz Au and 1.12 million oz Ag at average realized prices of $1,730/oz Au and $21.24/oz Ag, generating revenue of $43.5 million.

SILVERCREST METALS INC.	11

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
The following table reflects annual realized metal prices and quantities sold:

	Realized Metal Prices ($ per oz)		Quantities of Metal Sold (oz)
	Year ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Gold	$1,946	$1,730	58,200	11,400
Silver	$23.48	$21.24	5,616,300	1,119,700
2)Cost of sales
Depreciation commenced after the Company achieved commercial production effective November 1, 2022.
Q4 2023 vs Q4 2022
Cost of sales of $24.4 million in Q4 2023 was $10.1 million higher than $14.3 million in Q4 2022 because the Company sold more metal quantities, with associated cost of sales, as a result of having three months of commercial production in Q4 2023 compared to two months in Q4 2022.
2023 vs 2022
Cost of sales of $96.8 million in 2023 was $81.7 million higher than $15.1 million in 2022 as a result of 2023 being the Company's first full year of commercial production compared to two months in 2022.
3)Foreign exchange losses and gains
The Company determined the functional currency of its parent entity to be the Canadian Dollar ("CAD") until July 1, 2023, at which point the Company's functional currency changed to be USD after determining that the USD better represents the primary economic environment in which the parent entity operates.
The Company primarily generated significant foreign exchange gains and losses in 2022 and the first half of 2023 as a result of converting foreign currency balances in the parent entity to the functional currency at the time, CAD, and then back to the presentation currency, USD using two different methods of translation required under IFRS Accounting Standards: 1) conversion to the functional currency required foreign exchanges differences to be recorded in the income statement, and, 2) conversion back to the presentation currency required foreign exchange differences to be recorded to the balance sheet, in the currency translation reserve.
Q4 2023 vs Q4 2022
The Company recorded foreign exchange gains of $0.6 million in Q4 2023 compared with $4.5 million of losses in Q4 2022, a $5.1 million reduction in losses which was largely the result of depreciating USD relative to CAD which generated foreign exchange losses on USD cash and cash equivalent balances in Q4 2022 with no amounts recorded the Q4 2023 as a result of changing the Company's functional currency at July 1, 2023 as described above.
2023 vs 2022
The Company recorded foreign exchange losses of $7.2 million in 2023 compared with $27.9 million of gains in 2022, a $35.2 million reduction in gains which was largely the result of appreciating USD relative to CAD which generated foreign exchange gains on USD cash and cash equivalent balances in 2022 with losses recorded the 2023 as a result depreciating USD relative to CAD which resulted in foreign exchange losses on USD cash and cash equivalent balances until the Company changed its functional currency at July 1, 2023 as described above.
4)General and administrative ("G&A") expenses
Q4 2023 vs Q4 2022
G&A expense of $6.5 million in Q4 2023 was $2.2 million higher than $4.4 million recorded in Q4 2022 as a result of higher employee costs, including increased share-based compensation allocation, and professional fees due to inflationary pressures, increased number of engagements and activities of a producing company. In addition, Q4 2023 had three months of commercial production with certain employee compensation expensed compared to two months in Q4 2022 which resulted in a month of labour costs being capitalized during mine construction as a result of the Company ramping up operations at Las Chispas.
2023 vs 2022
G&A expense of $15.8 million in 2023 was $6.0 million higher than the $9.7 million recorded in 2022 as a result of having a year of commercial production with certain employee compensation expensed with production in 2023

SILVERCREST METALS INC.	12

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
compared to capitalized with mine construction for 10 months in 2022, as the Company only reached commercial production in November 2022.
5)Income tax expense
Q4 2023 vs Q4 2022
Income tax expense of $3.4 million in Q4 2023 was $9.5 million higher than the $6.1 million recorded in Q4 2022 as a result of strong operational performance and increased metal sales. The Company also utilized all of its loss carryforwards during the year which resulted in comparatively higher income tax expense in Q4 2023. Q4 2022 income tax expense was largely due to withholding tax on interest charged on intercompany loan balances.
2023 vs 2022
Income tax expense of $6.5 million in 2023 was $0.5 million higher than the $6.1 million recorded in 2022 as a result of strong operational performance and increased metal sales. The Company also utilized all of its loss carryforwards during the year which resulted in comparatively higher Income tax expense in 2023. Income tax expense for 2022 was largely due to withholding tax on interest charged on intercompany loan balances.
6)Exploration and project expenses
Q4 2023 vs Q4 2022
Exploration and project expenses in Q4 2023 outside of Las Chispas were largely consistent with those in Q4 2022.
2023 vs 2022
In 2023 exploration and project expenses outside of Las Chispas totaled $0.7 million, marking a decrease of $4.7 million from the $5.4 million recorded in 2022. This reduction can be attributed to the Company's focus on the Las Chispas Operation during 2023, in contrast to 2022, when a larger exploration program was undertaken at the Company's El Picacho Property.
7)Interest and finance expense
In 2022, the Company maintained a $90 million secured project financing facility ("Project Facility"), which was subsequently replaced with a $50 million Term Facility for the last month of the year. Interest charged from the Project Facility was initially capitalized as borrowing costs under mineral properties, plant, and equipment until the Company achieved commercial production on November 1, 2022. It was subsequently recorded as interest and finance expense.
Q4 2023 vs Q4 2022
Interest and finance expense in Q4 2023 amounted to $0.3 million, reflecting a decrease of $6.1 million from the the $6.4 million expense recorded in Q4 2022. This reduction can be primarily attributed to the absence of any outstanding debt during the current quarter. In contrast, in Q4 2022, the Company maintained a $90 million Project Facility, which was subsequently replaced with a $50 million Term Facility outstanding for the last month. The early repayment of the Project Facility resulted in early repayment fees and closing costs, which were also recorded as interest and finance expenses in Q4 2022.
2023 vs 2022
Interest and finance expense of $2.7 million in 2023, was $3.9 million lower than the $6.6 million expense recorded in 2022. This decrease resulted from lower interest in 2023 because the Company repaid the $50 million Term Facility during the first 5 months of 2023 which contrasts with higher interest in 2022 from the $90 million Project Facility and $50 million Term Facility which were outstanding for 11 months and 1 month, respectively. The interest on the Project Facility was capitalized as borrowing costs under mineral properties, plant, and equipment for the first 10 months of the year. The early repayment fees and closing costs of the Project Facility also increased interest and finance expenses in 2022, as noted above.
Statement of Cash Flows
1)Operating activities
Q4 2023 vs Q4 2022
Cash flows used in operations in Q4 2023 totaled $36.1 million, a $16.7 million quarter-over-quarter increase relative to the $19.4 million generated in Q4 2022. The increase was primarily driven by a $20.5 million increase in revenue

SILVERCREST METALS INC.	13

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
described above, partially offset by a $4.8 million increase in production costs and $2.3 million in cash used for working capital, largely from inventory buildups. These changes resulted from Las Chispas operating for the entirety of the quarter and benefiting from improved average realized prices on metals sold during Q4 2023 compared to just two months of commercial production in Q4 2022
2023 vs 2022
Cash flows used in operations in 2023 totaled $158.3 million, a $168.2 million increase relative to the $9.9 million used in 2022. The increase is primarily driven by a $201.6 million increase in revenue described above, and $31.4 million in reduced cash used by working capital due from inventory buildups in 2022, partially offset by a $61.5 million increase in production costs. These changes resulted from Las Chispas operating for the entire 2023 year and benefiting from improved average realized prices on metals sold during 2023 compared to just two months of commercial production in 2022
2)Investing activities
Q4 2023 vs Q4 2022
Investing activities utilized $23.7 million of cash in Q4 2023, comprised mostly of $17.3 million spent on mineral property, plant and equipment additions, primarily for mine and project development and equipment purchases, and $6.7 million in bullion purchases. In Q4 2022, investing activities utilized $16.4 million, reflecting spending on mineral property, plant and equipment from the completion of construction and commissioning of the Las Chispas processing plant, purchase of equipment and mine development costs.
2023 vs 2022
Investing activities utilized $69.7 million of cash in 2023, comprised mostly of $51.3 million spent on mineral property, plant and equipment additions, primarily for mine and project development and equipment purchases, and $18.7 million in bullion purchases. In 2022, investing activities utilized $68.5 million, reflecting spending on mineral property, plant and equipment from the construction and commissioning of the Las Chispas processing plant, purchase of equipment and mine development costs.
3)Financing activities
Q4 2023 vs Q4 2022
Financing activities in Q4 2023 generated $2.8 million, largely from the exercise of stock options. In Q4 2022, $42.2 million was used in financing activities, which was primarily due to $43.3 million used for debt repayments in the quarter, offset partially by $1.1 million generated from the exercise of stock options.
2023 vs 2022
Financing activities in 2023 used $54.1 million, largely from the $50.0 million repayment of the Term Facility, $7.1 million used for common share repurchases, offset partially by $3.1 million in cash generated from the exercise of stock options. In 2022, $41.0 million was used in financing activities, which was primarily due to $43.3 million used for net debt repayments in the quarter, offset partially by $2.5 million generated from the exercise of stock options.

8. Liquidity and Capital Position

Liquidity and Capital Measures	Dec 31, 2023	Dec 31, 2022	2022 Change
Cash and cash equivalents	$85,964	$50,761	$35,203
Bullion	$19,191	$-	$19,191
Treasury assets(1)	$105,155	$50,761	$54,394
Working capital(2)	$126,760	$74,893	$51,867
Debt	$—	$49,591	$(49,591)
Net cash(3)	$85,964	$1,170	$84,794
(1)Treasury assets, which include cash and cash equivalents and bullion, is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A.
(2)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A
(3)Net cash, which includes cash and cash equivalents less debt, is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A.

SILVERCREST METALS INC.	14

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
Liquidity and Capital Resources
Management believes the Company has sufficient financial resources, including access to the undrawn $70 million revolving facility (the "Revolving Facility"), to cover its business needs well into the future, including capital expenditures, and meeting working capital requirements.
The Company's financial strength is reinforced by the operational success at Las Chispas, where revenue generation commenced in Q3 2022. Subsequently, in Q4 2022, the Company officially declared commercial production. To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
The impact of inflation on the Company’s financial position, operating performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company’s control. The Company attempts to mitigate inflationary risks through various strategies including, but not limited to, continuous balance sheet management in which the Company invests in assets in an attempt to generate a rate of return. Buoyed by strong operational results, the Company purchased bullion in 2023, comprised of gold and silver bars, in an attempt to generate a return which may offset the risk that inflation will erode the purchasing power of the Company's cash and cash equivalent balances. These assets are intended to diversify our treasury assets in alignment with the Company's liquidity management policy.
During the year ended December 31, 2023, the Company's working capital increased by $51.9 million, and treasury assets increased by $54.4 million, largely driven by robust operational performance at Las Chispas which facilitated the acquisition of bullion and expansion of cash balances. The working capital increase included buildups of bullion and cash and $13.4 million in repayments of the current portion of the Company's term credit facility, offset partially by a $27.9 million increase in tax liabilities for income taxes to be paid in Q1, 2024.
The Company fully repaid its term credit facility during the first five months of 2023 and has not drawn from the $70.0 million Revolving Facility during 2023 or 2022. As of December 31, 2023, the Company was in compliance with all financial covenants under this facility. The Revolving Facility matures on November 27, 2026 and bears interest at a rate based initially on an adjusted Term secured overnight financing rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus an applicable margin ranging from 2.50% to 3.75%. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.56% to 0.84% per annum.
Commitments and contractual obligations
In the normal course of business, the Company enters into contracts that give rise to commitments which are described in Note 8(d)(ii) of the 2023 Annual Financial Statements. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

	Payments due by period 2023
	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$17,924	$-	$-	$-	$17,924
Tax liabilities	33,614	-	-	-	33,614
Lease liabilities	69	134	80	84	367
Reclamation and closure provision(1)	-	-	-	8,696	8,696
	$51,607	$134	$80	$8,780	$60,601
(1)Represents undiscounted uninflated future payments for the expected cost of mine reclamation and closure.
Outstanding Share and Option Amounts
As at December 31, 2023, the Company had approximately 4.1 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $4.54 to CAD $12.63 and a weighted average life of 2.1 years. Approximately 3.1 million of the stock options were vested and exercisable at December 31, 2023, with an average weighted exercise price of CAD $9.10 per share.

SILVERCREST METALS INC.	15

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 11, 2024
Common Shares	146,938
Options(1)	4,713
151,651
(1)Each option is convertible or exchangeable into one common share of the Company.

9. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

		Q4, 2023	2023	2022
Revenues from financial statements		$61,320	$245,130	$43,510
Ag sales		(29,452)	(131,867)	(23,784)
Au sales	A	31,868	113,263	19,726
Au oz sold during the period	B	16,100	58,200	11,400
Average realized Au price per oz sold	A/B	$1,979	$1,946	$1,730

Revenues from financial statements		$61,320	$245,130	$43,510
Au sales		(31,868)	(113,263)	(19,726)
Ag sales	A	29,452	131,867	23,784
Ag oz sold during the period	B	1,275,300	5,616,300	1,105,700
Averaged realized Ag price per oz sold	A/B	$23.09	$23.48	$21.51
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Q4, 2023	2023
Payments for mineral properties, plant and equipment	$17,327	$51,257
Payments for equipment leases	30	112
Total capital expenditures	17,357	51,368
Less: Non-sustaining capital expenditures	(5,332)	(14,224)
Sustaining capital expenditures	$12,025	$37,144

SILVERCREST METALS INC.	16

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure.

	Q4, 2023	2023
Net cash provided by operating activities	$36,096	$158,261
Less: sustaining capital expenditures	(12,025)	(37,145)
Free cash flow	$24,071	$121,116
Free cash flow per share (basic)	$0.16	$0.82
Weighted average shares outstanding (basic)	146,334	146,882
Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	2023	2022
Cash and cash equivalents	$85,964	$50,761
Bullion	19,191	—
Treasury assets	$105,155	$50,761
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, royalties and minesite general and administrative costs. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes all other general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Q4, 2023	2023
Production costs	$17,555	$74,108
Royalties	490	1,368
General and administrative expenses, minesite	999	3,703
Total cash costs	19,044	79,179
General and administrative expenses, other	5,500	12,053
Reclamation accretion expense	139	493
Sustaining capital expenditures	12,025	37,145
Total AISC	$36,708	$128,870
Silver equivalent ounces sold (koz)	2,555	10,244
Cash costs (per AgEq sold)	$7.45	$7.73
AISC (per AgEq sold)	$14.36	$12.58
Net cash
SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS Accounting Standards, net cash is useful to evaluate the Company’s and liquidity and capital resources.

	2023	2022
Cash and cash equivalents	$85,964	$50,761
Debt	—	(49,591)
Net cash	$85,964	$1,170

SILVERCREST METALS INC.	17

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)

10. Review of Annual and Quarterly Results
The following table sets out selected annual financial information derived from the Company’s audited annual financial statements for each of the three most recently completed financial years of the Company.

	2023	2022	2021
Revenue	$245,130	$43,510	$-
Earnings for the period	$116,720	$31,301	$(22,764)
Earnings per common share - basic	$0.79	$0.21	$(0.16)
Earnings per common share - diluted	$0.79	$0.21	$(0.16)
Total assets	$460,174	$355,349	$368,977
Non-current financial liabilities(1)	$6,076	$41,048	$90,144
(1)Non-current financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the commissioning of the Las Chispas plant during Q2, 2022 with revenue, production costs and depreciation recognized starting in Q3, 2022. Additionally, the Company's net income was impacted by foreign exchange gains and losses on foreign denominated cash and cash equivalents and VAT receivables.

	Quarter Ended
2023	Mar 31	Jun 30	Sep 30	Dec 31
Revenue	$57,983	$61,999	$63,828	$61,320
Earnings for the period	$27,165	$23,702	$29,936	$35,917
Earnings per common share - basic	$0.18	$0.16	$0.20	$0.24
Earnings per common share - diluted	$0.18	$0.16	$0.20	$0.24

	Quarter Ended
2022	Mar 31	Jun 30	Sep 30	Dec 31
Revenue	$-	$-	$2,719	$40,791
Earnings (loss) for the period	$(8,747)	$9,605	$25,212	$5,231
Earnings (loss) per common share - basic	$(0.06)	$0.07	$0.17	$0.03
Earnings (loss) per common share - diluted	$(0.06)	$0.06	$0.17	$0.04

11. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation.
Compensation of key management personnel
Key management personnel compensation is summarized as follows:

	2023	2022
Short-term employee benefits(1)	$3,257	$2,891
Share-based compensation(2)	2,552	2,285
	$5,809	$5,176
(1)Includes annual salaries and short-term incentives.
(2)Includes annual stock option grants, DSUs, RSUs, and PSUs.

12. Risks and Uncertainties
The Company is exposed to many risks in conducting its business, including but not limited to: financial instrument risks being: liquidity risk, price risk, credit risk, currency risk, and interest rate risk. Other risks include mineral project risk, income tax risk, and health crisis risk. These risks are described below.
Financial Instrument Risk
The Company is exposed to financial risks, including credit risk, liquidity risk, price risk, interest rate risk, and currency risk. The Company's exposures and management of each of those risks is described in the 2023 Annual Financial Statements under Note 8 "Financial Instruments".

SILVERCREST METALS INC.	18

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
1)Credit Risk
Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and bullion with high‐credit quality financial institutions. The Company has liquid financial assets on deposit with or held by multiple high‐credit quality financial institutions as a risk mitigation practice. The Company’s cash and cash equivalents are on deposit with the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Bullion is stored with BMO in Canada. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high‐credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.
2)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We manage liquidity risk through the ongoing monitoring of projected and actual cash flows. Our reporting, planning, and budgeting procedures play a crucial role in assessing the funds necessary to sustain both our regular operational needs, expansion and exploration initiatives. We consistently scrutinize both capital and operating expenses, actively seeking opportunities to reduce and limit non-essential expenditures. The Company also ensures its cash and cash equivalents are held with high quality financial institutions and available on demand. The Company also has access to its $70 million Revolving Credit Facility which remains undrawn at December 31, 2023.
3)Currency Risk
The functional and reporting currency for all of SilverCrest's operating segments is USD and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in USD:

	CAD	MXN	Total
December 31, 2023
Cash and cash equivalents	$9,502	$6,421	$15,923
Accounts receivable	6	70	76
Value-added taxes receivable	47	28,393	28,440
Total financial assets	9,555	34,884	44,439

Less: accounts payable and accrued liabilities	(6,445)	(5,578)	(12,023)
Net financial assets	$3,110	$29,306	$32,416
The Company is primarily exposed to fluctuations in the value of CAD against USD and USD against MXN. With all other variables held constant, a 1% change in CAD against USD and USD against MXN would result in the following impact on the Company's net income (loss) for the year:

December 31, 2023
USD/CAD exchange rate - increase/decrease 1%	30
USD/MXN exchange rate - increase/decrease 1%	209
4)Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates which will impact the yield generated on cash and cash equivalent balances and the

SILVERCREST METALS INC.	19

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
interest rates paid on any drawn portion of the Company's Revolving Credit Facility, as noted in the MD&A section "8. Liquidity and Capital Position".
5)Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.
Mineral Project Risk
The Company is exposed to risk factors inherent in operating a precious metals mine. The commercial viability of these operations hinges on various elements, including mining and processing costs, deposit characteristics such as size, grade, and infrastructure accessibility, as well as the cyclical nature of metal prices and governmental regulations. Factors such as flooding, permit issues, infrastructure failures, and community-related concerns also pose threats to our mining operation. While the precise impact of these factors is uncertain, their convergence could render the mine economically unfeasible, potentially leading to closure.
Income Tax and VAT Risk
In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. VAT, income tax provisions and income tax filing positions (together "Tax") require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings and other material transactions. While the Company's management believes that the provision for Taxes is appropriate and in accordance with IFRS Accounting Standards and applicable legislation and regulations, Tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.
The introduction of new Tax laws, Tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing Tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an decrease or increase in the Company's Taxes receivables or payables, respectively, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new Tax laws, tax reforms, regulations or rules will not be enacted or that existing Tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.
Health Crises Risk
Global markets, including the mining industry, have faced adverse impacts from emerging infectious diseases, notably the recent COVID-19 pandemic. A significant resurgence or continued outbreaks of COVID-19 or other health pandemics could trigger a widespread crisis, leading to economic downturns affecting many countries. Such volatility in global economic conditions could adversely affect commodity prices, demand for metals, credit availability, investor confidence, and overall financial market liquidity, thereby impacting the Company's business operations and the market value of its securities. Moreover, inadequate responses to infectious diseases or government-imposed restrictions may disrupt mining operations, leading to labor shortages, supply chain disruptions, and regulatory challenges. Given the uncertainties surrounding the geographic spread and duration of outbreaks, the Company cannot accurately predict the extent of the impact on its operations or financial results.
Given that the Company operates internationally, determining how the Company may be impacted or when operations may return to normal is complex. Any new outbreaks or the persistence of existing ones present substantial risks to the Company's business and operational performance. Hence, continuous monitoring of global health situations and implementing responsive measures are crucial for mitigating potential adverse effects.

SILVERCREST METALS INC.	20

Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's AIF for other risks affecting or that could potentially affect the Company.
Macroeconomic Risk
Global financial markets have experienced extreme volatility as a result of the recent COVID-19 pandemic and current geopolitical conflicts. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by financial markets. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company. Increased levels of volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.
Bullion Risk
The Company has strategically allocated funds into physical gold and silver bullion, aiming to establish a stable store of value to counteract the effects of inflation on its cash reserves. These bullion holdings are recorded at fair value, with any resulting gains or losses reflected in the Consolidated Income Statement. Due to the inherent volatility in precious metal prices, there is no guarantee that these bullion investments will effectively shield against inflation. In fact, fluctuations in market prices may lead to potential mark-to-market losses.

13. Material Accounting Policies, Standards and Judgements
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the reported amounts in the consolidated financial statements. These accounting estimates represent management estimates and judgments that are uncertain, and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments and assumptions using the most current information available. The significant judgments and key sources of estimation uncertainty in the application of accounting policies are described in Note 5 and Note 6 of the 2023 Annual Financial Statements, respectively.
Readers should also refer to Note 3 of the 2023 Annual Financial Statements, for the Company’s summary of material accounting policies.
During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the 2022 amounts presented:

Amount
Interest paid(1)	(7,568)
Interest received(2)	2,715
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.
Application of New and Revised Accounting Standards
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the disclosure of material accounting policies, amendments to IAS 8 Changes in Accounting Estimates and Errors regarding the definition of accounting estimates, and amendments to IAS 12 Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on or after January 1, 2023. In addition, we have adopted the amendments to IAS 12 Income Taxes regarding relief from deferred tax accounting for top-up tax under Pillar Two, which was effective from May 23, 2023 onwards. These amendments did not have a material impact on the Company.

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Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
Accounting Standards Issued but Not Yet Applied
Presentation of Financial Statements (Amendments to IAS 1)
The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

14. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards.
The Company's internal control over financial reporting includes the following:
•Ensuring maintenance of records that accurately and fairly reflect the Company's transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are appropriately recorded to facilitate the preparation of consolidated financial statements in accordance with IFRS Accounting Standards.
•Ensuring that receipts and expenditures are made in accordance with authorizations of management and the Board of Directors; and
•Providing reasonable assurance that any unauthorized acquisition, use, or disposition of Company assets, which could have a material impact the Company's consolidated financial statements, is either prevented or promptly detected.
Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and SilverCrest’s Annual Financial Statements. The Company’s disclosure controls and procedures include processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures as of December 31, 2023. Based on that evaluation, management concluded that the Company’s internal control over financial reporting and disclosure controls and procedures was effective as at December 31, 2023. The effectiveness of the Company's internal control over financial reporting was based on the criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
SilverCrest’s annual management report on internal control over financial reporting and the integrated audit report of SilverCrest’s auditors for the year ended December 31, 2023 will be included in SilverCrest’s 2023 Annual Financial Statements on file with the SEC and Canadian provincial securities regulatory authorities.

15. Mineral Reserves and Resources
The Mineral Resource Estimates were prepared by Yungang Wu, P. Geo., and Eugene Puritch, P.Eng., from P&E Mining Consultants Inc. (“P&E”). This estimate was completed for underground mining of in-situ vein deposits at the Babicanora and Las Chispas Areas and for surface extraction of stockpiles from historical and current operations. All drilling, surveying and assay databases were provided by SilverCrest including data up to the cut-off date of June 30, 2022 for M&I Resource Estimates and March 21, 2023 for the Inferred Mineral Resource Estimate.
Full details are available in the 2023 Technical Report available on the SilverCrest website, including the following Mineral Resource Estimate and Mineral Reserve Estimate.
Mineral Resource Estimate

Area	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Area Veins	Measured	207	13.67	1,289	2,376	91	8,561	15,779
	Indicated	1,726	7.09	658	1,222	394	36,540	67,832
	M&I	1,933	7.79	726	1,345	484	45,101	83,611
Las Chispas Area Veins	Indicated	442	4.22	552	888	60	7,835	12,605
Total Undiluted Veins	M&I	2,375	7.13	693	1,260	544	52,936	96,216
Historical Stockpiles	Indicated	152	1.14	112	203	6	546	990
Run of Mine (“ROM”) Stockpiles	Measured	168	5.56	428	869	30	2,311	4,699
Total (Veins + stockpiles)	M&I	2,694	6.69	644	1,176	580	55,794	101,905
Babicanora Area Veins	Inferred	954	4.49	267	624	138	8,188	19,123
Las Chispas Area Veins	Inferred	374	1.81	274	418	22	3,296	5,024
Total Undiluted Veins	Inferred	1,327	3.73	269	566	159	11,484	24,147
(1)The effective date for M&I Resource estimates of the veins and stockpiles was June 30, 2022, while Inferred Resource estimates for the veins was effective March 21, 2023.
(2)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3)The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(4)The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
(5)Mined areas as of June 30, 2022, were removed from the wireframes and block models.
(6)AgEq is based on Ag:Au ratio of 79.51:1 calculated using $1,650/oz Au and $21/oz Ag, with average metallurgical recoveries of 97.9% Au and 96.7% Ag, and 99.9% payable for both Au and Ag.
(7)Mineral Resources are inclusive of the Mineral Reserves.
(8)Cut-off grade (“COG”) used for vein material is 150 gpt AgEq and, for Historical stockpiles is 110 gpt AgEq. No cut-off grade was applied to the ROM stockpile as it is based on material mined.

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Management Discussion and Analysis
For the year ended December 31, 2023 (All amounts are in USD with tabular amounts in thousands of USD)
The Mineral Reserve estimate was prepared by Patrick Langlais, P.Eng., Entech Mining Ltd. dated June 30, 2022.
Proven and Probable Mineral Reserve Estimate

Area	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora	Proven	345	7.03	665	1,224	78	7,382	13,589
Babicanora	Probable	2,334	3.90	370	679	292	27,734	50,987
Las Chispas	Proven	—	—	—	—	—	—	—
Las Chispas	Probable	401	3.09	399	645	40	5,152	8,323
Babicanora + Las Chispas	Proven + Probable	3,081	4.14	407	736	410	40,269	72,899
Historical Stockpile	Proven	150	1.14	112	203	6	541	980
ROM Stockpile	Proven	168	5.56	428	869	30	2,311	4,699
Total Stockpile	Proven	318	3.47	279	555	36	2,852	5,679
Total Mineral Reserve Estimate	Proven + Probable	3,399	4.08	395	719	446	43,121	78,579
(1)The effective date of the estimate is June 30, 2022.
(2)The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
(3)The Mineral Reserve is estimated with a 372 gpt AgEq fully loaded COG for the deposit and an 85 gpt AgEq Marginal COG for development.
(4)The Mineral Reserve is estimated using long-term prices of $1,650/oz for gold and $21.00/oz for silver.
(5)A government gold royalty of 0.5% is included in the Mineral Reserve estimates.
(6)Stockpile values were provided by SilverCrest and account for approximately 7% of mineral reserve ounces.
(7)The Mineral Reserve is estimated with a maximum mining recovery of 95%, with reductions in select areas based on geotechnical guidelines.
(8)The Mineral Reserve presented includes both internal and external dilution. The external dilution includes a mining dilution of 0.5 m width on both the hanging wall and footwall for the long hole mining method (1 m total), and a 0.2 m width on both the hanging wall and footwall for the resue mining methods (0.4 m total). Cut-and-fill mining was assumed as breasting in all cases, using the ore sill drive width of 3.3 m as a minimum mining width inclusive of dilution. Additional external dilution was applied in select areas based on geotechnical recommendations. Backfill dilution is also included and represents 4% for the long hole mining method and 7% for cut-and-fill and resue mining methods.
(9)A minimum mining width of 1.5 m, 3.3 m and 0.5 m was used for the long-hole, cut-and-fill and resue mining methods, respectively.
(10)Average metallurgical recoveries applied are 97.9% Au and 96.7% Ag.
(11)The economic viability of the Mineral Reserve has been demonstrated.
(12)AgEq(gpt) = (Au(gpt) * 79.51 + Ag(gpt)). AgEq calculations consider metal prices, metallurgical recoveries, Mexican Government gold royalty and tax rate.

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